Exhibit 21.1

Subsidiaries
of
Blackhawk Network Holdings, Inc.
The following are significant subsidiaries of Blackhawk Network Holdings, Inc. (“Blackhawk”) as of December 31, 2016 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case of Blackhawk owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Subsidiary	Jurisdiction
Blackhawk Network, Inc.	Arizona
Blackhawk Network California, Inc.	California
Cardlab, Inc.	Delaware
Blackhawk Engagement Solutions (DE), Inc.	Delaware
Blackhawk Engagement Solutions, Inc.	Maryland